February 3, 2025

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan and Pam Howell

Re:	Power REIT
Registration Statement on Form S-3
Filed January 24, 2025 File No: 333-284503

Dear Mr. Regan and Ms. Howell:

Power REIT (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-284503), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective today, Monday, February 3, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Patrick Egan of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

POWER REIT

By:	/s/ David H. Lesser
Name:	David H. Lesser
Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP
Patrick Egan, Blank Rome LLP